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                           April 15, 2022

       Mark D. Roberson
       Chief Executive Officer
       Strong Global Entertainment, Inc.
       4201 Congress Street, Suite 175
       Charlotte, NC 28209

                                                        Re: Strong Global
Entertainment, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2022
                                                            File No. 333-264165

       Dear Mr. Roberson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 7, 2022

       Recent Developments, page 5

   1. Please revise to address the following regarding your various contractual arrangements signed with Landmark:
                                                            Revise this section
as well as Note 15 on page F-24 to disclose how you intend to account for the
various aspects of the transaction.
                                                            Tell us how you
determined the extent to which you were required to give pro forma effect to the
Landmark transaction in your Unaudited Pro Forma Condensed
                                                            Combined Financial
Statements beginning on page 49.
                                                            To the extent you
determined that pro forma adjustments are not warranted, revise your introductory
narrative to discuss that conclusion.
 Mark D. Roberson
FirstName   LastNameMark   D. Inc.
                               Roberson
Strong Global   Entertainment,
Comapany
April       NameStrong Global Entertainment, Inc.
       15, 2022
April 215, 2022 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Janeane R. Ferrari, Esq.